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                       January 10, 2022

       David D. Ossip
       Chief Executive Officer
       Ceridian HCM Holding Inc.
       3311 East Old Shakopee Road
       Minneapolis, Minnesota 55425

                                                        Re: Ceridian HCM
Holding Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            File No. 001-38467

       Dear Mr. Ossip:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology